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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                             INFORMATION STATEMENT
                           PURSUANT TO SECTION 14(F)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

                            ATC GROUP SERVICES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                 (STATE OR OTHER JURISDICTION OF INCORPORATION)

                               ----------------

                1-10583                                46-0399408
                                           (IRS EMPLOYER IDENTIFICATION NO.)
        (COMMISSION FILE NUMBER)

                               ----------------

                        104 EAST 25TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10010
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                               ----------------

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (212) 353-8280

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

                            ATC GROUP SERVICES INC.
                             104 EAST 25TH STREET
                                  10TH FLOOR
                           NEW YORK, NEW YORK 10010
                                (212) 353-8280

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                           AND RULE 14F-1 THEREUNDER

                                                               January 16, 1998

  This Information Statement is being mailed to the holders of shares of common stock, par value $0.01 per share (the "Common Stock"), of ATC Group Services Inc., a Delaware corporation (the "Company"), in conjunction with a Solicitation/Recommendation Statement on Schedule 14D-9 previously furnished by the Company (as amended by the enclosed Amendment No. 1 thereto filed on January 15, 1998, the "Schedule 14D-9"). The Schedule 14D-9 relates to the offer (the "Offer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 4, 1997 by Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Acquisition Holdings, Inc., a Delaware corporation ("Parent"), by Purchaser to purchase all outstanding Common Stock at a price of $12.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 26, 1997 (the "Merger Agreement") among Parent, Purchaser and the Company under which Purchaser would merge with and into the Company following consummation of the Offer (the "Merger"), with the Company becoming a wholly owned subsidiary of Parent. Pursuant to the Merger, each share of Common Stock not acquired by Purchaser in the Offer will be exchanged for the same consideration payable under the Offer. The Merger will occur following the consummation of the Offer and the satisfaction or waiver of certain conditions.

  You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company. The Company has agreed under the Merger Agreement that, promptly upon acceptance for payment of, and payment for, 50.1% of the shares of Common Stock by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Company's Board of Directors as will give Purchaser a majority of such directors, and the Company will, at such time, cause Purchaser's designees to be so appointed by its existing Board of Directors. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUESTED TO TAKE ANY ACTION PERTAINING TO THE APPOINTMENT OF DIRECTORS DESCRIBED HEREIN.

  In accordance with the Merger Agreement, Purchaser commenced the Offer on December 4, 1997. The Offer is currently scheduled to expire at midnight on Wednesday, January 21, 1998, New York City time. Purchaser has informed the Company that promptly after the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, it intends to purchase all shares of Common Stock validly tendered pursuant to the Offer and not withdrawn.

                               VOTING SECURITIES

  The outstanding voting securities of the Company as of January 12, 1998 consisted of 7,942,327 shares of Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and in all other matters requiring a stockholder vote.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth the information as to beneficial ownership of shares of the Company's Common Stock by each person known to the Company to own 5% or more of the shares of the Company's Common Stock as of January 12, 1998 based upon shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).

                            AMOUNT AND
                            NATURE OF
   NAME AND ADDRESS OF      BENEFICIAL    PERCENT OF
    BENEFICIAL OWNER       OWNERSHIP(1)     CLASS
   -------------------     ------------   ----------
George Rubin ............   1,512,542(2)     17.9%
 104 East 25th Street
 10th Floor
 New York, New York 10010
Morry F. Rubin...........     800,489(3)     10.0
 104 East 25th Street
 10th Floor
 New York, New York 10010
Corbyn Investment Manage-
 ment Inc., et al........   1,642,035(4)     20.7
 2330 West Jappa Road
 Suite 108
 Lutherville, Maryland
  21093
WPG Corporate Development
 Associates V, L.P., et
 al......................   1,170,030(5)     14.7
 c/o Weiss, Peck & Greer,
  L.L.C.
 One New York Plaza
 New York, New York 10004
The Parnassus Fund.......     595,000(6)      7.5
 One Market, Stuart Tower
 Suite 1600
 San Francisco,
  California 94105

--------
(1) Each person has sole voting power and investment power with respect to the number of shares indicated as owned, except as otherwise noted.
(2) Includes warrants to purchase 490,500 shares. George Rubin has granted a proxy to Parent to vote 720,035 shares of Common Stock in connection with the Merger; Mr. Rubin has retained the power to dispose of or direct the disposition of such shares, subject to the terms of the Stockholders' Agreement dated as of October 17, 1997 among George Rubin, Morry F. Rubin and Parent (the "Stockholders' Agreement"). The Stockholders' Agreement will terminate upon the earlier to occur of (i) October 17, 1998 or (ii) the effective time of the Merger. However, if the Parent (i) breaches its obligations under the Stockholders' Agreement, the Stockholders' Agreement will terminate on March 16, 1998, or (ii) fails to negotiate the Merger Agreement in good faith and to use its commercially reasonable efforts to consummate the transaction, then the Stockholders' Agreement will terminate immediately.
(3) Includes options to purchase 81,750 shares. Morry F. Rubin has granted a proxy to Parent to vote 449,995 shares of Common Stock in connection with the Merger; Mr. Rubin has retained the power to dispose of or direct the disposition of such shares, subject to the terms of the Stockholders' Agreement.
(4) As reported in Schedule 13G to the Securities and Exchange Commission dated December 31, 1997. Includes shares owned or beneficially owned by Corbyn Investment Management, Inc. and Greenspring Fund, Inc.
(5) WPG Corporate Development Associates V, L.P., WPG Private Equity Partners II, L.L.C., WPG Corporate Development Associates V (Overseas), L.P., WPG Private Equity Partners II (Overseas), L.L.C., WPG CDA V (Overseas), Ltd., Parent, Purchaser, and Wesley W. Lang, Jr. may be deemed to beneficially own 1,170,030 shares of Common Stock as a result of the Stockholders' Agreement, pursuant to which George Rubin and Morry F. Rubin granted their irrevocable proxy, among other things, to vote 1,170,030 of their shares of Common Stock in favor of the Merger.
(6) As reported in Schedule 13G to the Securities and Exchange Commission dated February 10, 1997.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth the information as to beneficial ownership of shares of the Company's Common Stock by (i) each person who is a director of the Company, (ii) each named executive officer, and (iii) all such persons as a group as of January 12, 1998 based upon shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).


                                                       AMOUNT AND
                                                       NATURE OF
                NAME AND POSITION OF                   BENEFICIAL    PERCENT OF
                  BENEFICIAL OWNER                    OWNERSHIP(1)     CLASS
                --------------------                  ------------   ----------
George Rubin........................................   1,512,542(2)     17.9
 Chairman of the Board and Secretary,
 Director
Morry F. Rubin......................................     800,489(3)     10.0
 President, Chief Executive Officer, Treasurer,
 Director
Richard L. Pruitt...................................      23,962(4)        *
 Vice President, Principal Accounting Officer,
 Director
Julia S. Heckman....................................      15,000(5)        *
 Director
Richard S. Greenberg, Esq...........................      15,000(6)        *
 Director
Christopher P. Vincze...............................      52,500(7)        *
 Senior Vice President
Nicholas J. Malino..................................      76,667(8)        *
 Senior Vice President
John T. Goodwin.....................................           0           *
 President and Director
 ATC InSys Technology Inc.
All Officers and Directors as a Group (11 persons)..   2,520,040(9)     29.1

--------
 * Represents less than 1%.
(1) Each person has sole voting power and investment power with respect to the number of shares indicated as owned, except as otherwise noted.
(2) Includes warrants to purchase 490,500 shares. George Rubin has granted a proxy to Parent to vote 720,035 shares of Common Stock in connection with the Merger; Mr. Rubin has retained the power to dispose of or direct the disposition of such shares, subject to the terms of the Stockholders' Agreement. The Stockholders' Agreement will terminate upon the earlier to occur of (i) October 17, 1998 or (ii) the effective time of the Merger. However, if the Parent (i) breaches its obligations under the Stockholders' Agreement, the Stockholders' Agreement will terminate on March 16, 1998, or (ii) fails to negotiate the Merger Agreement in good faith and to use its commercially reasonable efforts to consummate the transaction, then the Stockholders' Agreement will terminate immediately.
(3) Includes options to purchase 81,750 shares. Morry F. Rubin has granted a proxy to Parent to vote 449,995 shares of Common Stock in connection with the Merger; Mr. Rubin has retained the power to dispose of or direct the disposition of such shares, subject to the terms of the Stockholders' Agreement.
(4) Includes options to purchase 1,500 shares.
(5) Includes options to purchase 15,000 shares.
(6) Includes options to purchase 15,000 shares.
(7) Includes options and/or warrants to purchase 52,500 shares.
(8) Includes shares held by Mr. Malino's wife and options to purchase 70,638 shares.
(9) Includes options and/or warrants to purchase 730,588 shares.

                               CHANGE IN CONTROL

  The Offer, if consummated, will result in a change in control of the Company. See the Offer to Purchase for additional information concerning the Offer, Parent and the Purchaser.

                            THE BOARD OF DIRECTORS

CURRENT DIRECTORS

  The persons named below are the current members of the Board of Directors and serve for a term of one year expiring at the 1998 Annual Meeting of Stockholders and upon the election and qualification of their successors or until earlier resignation or removal.

          NAME           AGE                   POSITION WITH COMPANY
          ----           ---                   ---------------------
George Rubin............  69 Chairman of the Board, Secretary and Director
Morry F. Rubin..........  38 President, Chief Executive Officer, Treasurer and Director
Richard L. Pruitt.......  57 Vice President and Principal Accounting Officer
Richard S. Greenberg,
 Esq....................  48 Director
Julia S. Heckman........  48 Director

  George Rubin has been Chairman of the Board of the Company since 1988. From 1961 to 1987, Mr. Rubin served as President, Treasurer and director of Staff Builders, Inc., a publicly held corporation engaged in the business of providing temporary personnel primarily in the health care field. Since December 1986, Mr. Rubin has been a principal stockholder, executive officer and a director of National Diversified Services, Inc., a publicly held corporation which completed a public offering in December 1986 and currently has no business operations. George Rubin is the father of Morry F. Rubin.

  Morry F. Rubin has been President, Chief Executive Officer, Treasurer and a director of the Company since 1988. Mr. Rubin was also President, Chief Executive Officer and Treasurer of Aurora Environmental Inc. ("Aurora") from May 1985 to June 1995, and was a director of Aurora from September 1983 to June 1995. Since 1986, Mr. Rubin has been a principal stockholder and, from 1986 to July 1995, was President and a director, of National Diversified Services, Inc., a publicly held corporation which completed a public offering in December 1986 and currently has no business operations. From 1981 to 1987, Mr. Rubin was employed in sales and as director of acquisitions for Staff Builders, Inc. Morry F. Rubin is the son of George Rubin.

  Richard L. Pruitt has served as a Vice President of the Company since September 1990, as Principal Accounting Officer since April 1988 and as a director since January 1988. Mr. Pruitt served as Principal Financial Officer of the Company from September 1989 to April 1992 and from May 1993 to July 1995. Mr. Pruitt served as the Principal Financial Officer of Aurora from February 1982.

  Richard S. Greenberg, Esq. has been a director of the Company since July 1995. Mr. Greenberg has been a director of the Environmental Management Consulting Services Group at Coopers & Lybrand LLP since October 1989.

  Julia S. Heckman has been a director of the Company since August 1995. Ms. Heckman has been a Managing Director with Rodman & Renshaw, Inc.'s Investment Banking Group since April 1995 and had been a Managing Director with Mabon Securities Corp.'s Investment Banking Group since 1991. Prior to joining Mabon Securities Corp., Ms. Heckman was a Managing Director with Paine Webber Group Inc.'s Corporate Finance Group. Ms. Heckman serves as a member of the Company's Board of Directors pursuant to an Underwriting Agreement dated October 10, 1995 between Rodman & Renshaw, Inc. and the Company. Ms. Heckman is also a member of the Board of Directors of Manhattan Bagel Company, Inc.

  Each member of the Board of Directors has been named a defendant in a summons and complaint which were filed on or about November 5, 1997 in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Court") on behalf of Irv Richter, as plaintiff (the "Richter Complaint"). The Richter Complaint also names the Company as defendant. On or about November 12, 1997, another summons and complaint were filed in the Delaware Court on behalf of Joseph I. Peters, as plaintiff (the "Peters Complaint" and, together with the Richter Complaint, the "Complaints"). The Peters Complaint names the members of the Board of Directors, the Company, Weiss, Peck & Greer, LLC and WPG Corporate Development Associates V, L.P. as defendants. Both Complaints challenge the Offer. Both Complaints seek class action status on behalf of the stockholders of the Company and contain essentially the same allegations, that the offer price is inadequate and unfair and that the defendants have breached their fiduciary duties to the plaintiffs and other stockholders of the Company. On December 18, 1997, counsel for the defendants were served with an amended Peters Complaint that essentially makes the same allegations and seeks the same relief as the original complaint. Also on December 18, 1997, counsel for the defendants were served with a Notice of Dismissal without prejudice of the Richter action. The discovery process has begun in the Peters action. The Company believes the allegations contained in both Complaints are meritless and, to the extent the actions proceed, intends to defend both actions vigorously.

  During fiscal 1997, the Board of Directors held four meetings.

PURCHASER DIRECTOR DESIGNEES

  The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, 50.1% of the shares of the Company's Common Stock by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors ("Purchaser Designees") on the Company's Board of Directors as will give Purchaser a majority of such directors. Parent and the Purchaser have informed the Company that they will choose the Purchaser Designees listed on Schedule I to this Information Statement. Schedule I also sets forth the present principal occupation or employment and five-year employment history and citizenship for each person who will be designated as a director. Parent, Purchaser, and the Purchaser Designees have advised the Company that none of the Purchaser Designees beneficially owns any securities (or rights to acquire securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except as may be disclosed in the Offer to Purchase. Parent and Purchaser have informed the Company that each of the persons listed on Schedule I to this Information Statement has consented to act as a director, if so designated.

  The information regarding the Purchaser Designees was provided by Purchaser and the Company does not assume any responsibility for the accuracy or completeness thereof.

  Upon consummation of the Offer, each of George Rubin, Morry F. Rubin and Richard L. Pruitt will resign as directors of the Company, and the Purchaser Designees listed on Schedule I to this Information Statement will be appointed by the remaining directors, Richard S. Greenberg and Julia S. Heckman, to fill the vacancies created by such resignations. In the event the Purchaser Designees are elected to the Board of Directors, until the time the Merger becomes effective the Board of Directors will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). In such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director must designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors must designate two persons to fill such vacancies who are not officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

        COMMITTEES OF THE BOARD OF DIRECTORS AND DIRECTOR COMPENSATION

  The Company has a standing Executive Compensation Committee and an Audit Committee of the Board of Directors, with Morry F. Rubin, Julia S. Heckman and Richard S. Greenberg, Esq. as members of each committee.

  The Audit Committee has the power to (i) select the independent certified public accountant for the Company, (ii) satisfy itself on behalf of the Board of Directors that the external and internal auditing procedures assure reliable and informative accounting and financing reporting, (iii) have meetings with management, or with the auditors, or with both management and auditors, to review the scope of the auditor's examination, audit reports and the Company's internal auditing procedures and reviews, (iv) monitor policies established to prohibit unethical, questionable or illegal activities by those associated with the Company; and (v) review the compensation paid to the auditors through annual audit and non-audit fees and the effect on the independence of the auditors in relation thereto, and it may exercise the powers and authority of the Board of Directors to implement changes in connection with the foregoing or, at its option, may make recommendations to the entire Board of Directors for its approval. Further, the Audit Committee is responsible for approving any transactions between the Company and its officers, directors or affiliates.

  The Compensation Committee has the power to review compensation of the Company's executive officers, including salaries, the granting of stock options and other forms of compensation for executive officers whose salaries are within the purview of the Board of Directors. In some cases, the Compensation Committee may make recommendations to the entire Board of Directors for its approval or itself exercise the powers and authority of the Board of Directors to designate compensation.

  During the fiscal year ended February 28, 1997, the Audit Committee and Compensation Committee held zero and eight meetings, respectively.

DIRECTORS' COMPENSATION

  During both the fiscal years ended February 1996 and 1997, the Company granted options to purchase 7,500 shares to each of Julia S. Heckman and Richard S. Greenberg, Esq., the Company's two outside directors. In the fiscal year ended February 1997, the Company's Board of Directors approved the grant of replacement options to both outside directors to extend the term of the options and lower the exercise price. No other compensation was paid to the Company's directors during the fiscal year ended February 1997 for serving in the capacity of director.

  Ms. Heckman and Mr. Greenberg were paid $35,000 each for services rendered to the Company as members of the Special Committee of Independent Directors appointed by the Board of Directors to review and evaluate the terms of the Offer and the Merger.

                                  MANAGEMENT

  The following table sets forth certain information as of January 15, 1998, as to the executive officers of the Company.

                                                 POSITION WITH
              NAME          AGE                     COMPANY
              ----          ---                  -------------
     George Rubin..........  69 Chairman of the Board and Secretary
     Morry F. Rubin........  38 President, Chief Executive Officer, Treasurer
     Richard L. Pruitt.....  57 Vice President and Principal Accounting Officer
     Nicholas J. Malino....  47 Senior Vice President, Financial
                                and General Operations
     Christopher P.          35 Senior Vice President, Financial
      Vincze...............     and General Operations
     Donald W. Beck........  39 Senior Vice President
     Wayne A. Crosby.......  44 Controller
     John J. Smith, Esq....  47 General Counsel

  For biographical information regarding George Rubin, Morry F. Rubin and Richard L. Pruitt, see their respective biographies under "Current Directors" above.

  Nicholas J. Malino, age 47, has been Senior Vice President, Financial and General Operations of the Company since May 1993. Mr. Malino has been an employee of the Company since October 1992. From February 1991 to September 1993, Mr. Malino was the New York Regional Manager of Kemron Inc., a hazardous waste consulting company headquartered in McLean, Virginia. From August 1989 to January 1991, he was the Operations Manager for the New York City branch of Professional Services Industries, Inc.

  Christopher P. Vincze, age 35, has been Senior Vice President, Financial and General Operations of the Company since July 1993. Mr. Vincze has served as a regional manager of the Company since July 1991 and Vice President of a subsidiary of the Company since 1992. Mr. Vincze joined Dennison
Environmental, Inc. in 1984 as an industrial hygienist and served as Vice President of Marketing and Operations from 1987 to July 1991.

  Donald W. Beck, age 39, has been Senior Vice President of the Company since April 1990 and Vice President since January 1988. Mr. Beck is responsible for managing the operations of certain of the Company's offices. Mr. Beck also served as a director of ATC Laboratories, Inc., a predecessor of the Company, from November 1985 until January 1988, President of ATC Laboratories, Inc. from May 1986 until January 1988, and as Vice President of ATC Laboratories, Inc. from November 1985 until May 1986. Mr. Beck has been a full-time employee of the Company (and formerly ATC Laboratories, Inc.) since May 1982.

  Wayne A. Crosby, age 44, has served as Controller of the Company since October 1997, served as Chief Financial Officer of the Company between July 1995 and October 1997, and served as a regional controller of the Company from December 1993 to July 1995. Prior to joining the Company, Mr. Crosby was the Chief Financial Officer of BSE Management, Inc. from 1991 to 1993, and Chief Financial Officer of Compex Systems, Inc. from 1986 through 1990. Mr. Crosby is a certified public accountant and was employed by Deloitte Haskins & Sells for eight years.

  John J. Smith, Esq., age 47, has been General Counsel of the Company since August 1989 and served as a Vice President of the Company from September 1990 through December 1993. Prior to joining the Company, from 1986 to 1989, Mr. Smith was the Secretary of the South Dakota Department of Water and Natural Resources, a cabinet level position responsible for managing all of the State's environmental and natural resource development programs.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). These officers, directors and beneficial owners are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file. Richard S. Greenberg, Julia Heckman, Christopher P. Vincze, Richard L. Pruitt, Wayne A. Crosby, John J. Smith and Donald W. Beck each filed a Form 5 for the year ended February 28, 1997 to reflect a transaction that should have been reported on Form 4 for the month of February 1997. Further, Christopher P. Vincze filed a Form 5 and reported a transaction that occurred in January 1997 that should have been reported on a Form 4 for the month of January 1997.

                             CERTAIN TRANSACTIONS

  Pursuant to the Stockholders' Agreement, George Rubin, Morry F. Rubin, the Company and Parent have each agreed that on the effective date of the Merger, George Rubin, Morry F. Rubin and the Company will enter into Severance, Consulting and Noncompetition Agreements (the "Consulting and Non-Compete Agreement") in the forms filed as Exhibits 5 and 6 to the Schedule 14D-9 which are incorporated herein by reference in their entirety. Pursuant to the Consulting and Non-Compete Agreements, George Rubin would resign from his position as a director of the Company and Morry F. Rubin would resign from his position as President and Chief Executive Officer of the Company, in each case effective on the effective date of the Merger.

  Under the Consulting and Non-Compete Agreements, each of the Rubins would be required, for a period of three years following the effective date of the Merger, to perform consulting services as requested by the Company. The Consulting and Non-Compete Agreements would also restrict the Rubins for a period of three to four years from (i) competing in any aspect of the Company's business as conducted on the effective date of the Merger anywhere in the United States, (ii) requesting or causing any employee of the Company to terminate employment with the Company and (iii) competing with ATC InSys Inc. or 3D Information Services, Inc., anywhere in the State of New Jersey or soliciting certain customers of ATC InSys Technology Inc. within New York City. Under the Consulting and Non-Compete Agreements, the Company is required to pay each of the Rubins $1,550,000 upon their resignation and $276,715 on each of the six calendar quarters thereafter.

  The Company has in the past, and may in the future, enter into transactions with officers, directors and other affiliates which may be deemed to be non-arms-length transactions (i.e. transactions between related parties). Any new transactions would be approved by a majority of disinterested members of the Board of Directors and would be expected to be made on terms no less favorable to the Company than could be arranged with independent third parties.

               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The following table provides information with respect to the compensation of the Company's Chief Executive Officer and its executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the fiscal year 1997 whose total annual salary and bonus, if any, exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                                                 LONG TERM COMPENSATION
                                                              ------------------------------
                               ANNUAL COMPENSATION                   AWARDS          PAYOUTS
                         ----------------------------------   ---------------------  -------
                                                     OTHER               SECURITIES            ALL
                           YEAR                     ANNUAL    RESTRICTED   UNDER-             OTHER
       NAME AND           ENDED                     COMPEN-     STOCK      LYING      LTIP   COMPEN-
       PRINCIPAL         FEBRUARY SALARY     BONUS  SATION     AWARD(S)   OPTIONS    PAYOUTS SATION
       POSITION          28 (29)    ($)       ($)     ($)        ($)        (#)        ($)     ($)
       ---------         -------- -------   ------- -------   ---------- ----------  ------- -------
Morry F. Rubin,            1997   268,750   259,943      0         0            0        0       0
 President and Chief       1996   225,000   141,774      0         0            0(2)     0       0
 Executive Officer         1995   225,000   132,500      0         0            0        0       0
George Rubin,              1997   268,750   259,943      0         0            0        0       0
 Chairman of the           1996   225,000   141,774      0         0            0(3)     0       0
 Board and Secretary       1995   225,000   132,500      0         0            0        0       0
Christopher P. Vincze,     1997   170,000   100,000  6,000(1)      0       37,500        0       0
 Senior Vice President     1996   142,308         0  6,000(1)      0       30,000        0       0
                           1995   105,385    86,500  5,550(1)      0       17,500        0       0
Nicholas J. Malino,        1997   170,000   100,000      0         0       57,500        0       0
 Senior Vice President     1996   142,308         0      0         0       30,000        0       0
                           1995   105,385    86,500      0         0       37,500        0       0
John T. Goodwin            1997   140,000    51,335      0         0            0        0       0
 President and Director    1996   140,000         0      0         0            0        0       0
 ATC InSys Technology      1995    70,000(4)    N/A      0         0            0        0       0
 Inc.

--------
(1) Represents compensation relating to a car allowance.
(2) Does not include options to purchase 81,750 shares of Common Stock issued in replacement of previously held options of Aurora, the Company's former parent company which was merged into ATC in June 1995, with the Company as the surviving corporation.
(3) Does not include 490,500 warrants to purchase Common Stock issued in replacement of previously held warrants of Aurora.
(4) John J. Goodwin commenced employment September 1, 1994.

  The following compensation table provides information with respect to individual grants of stock options by the Company during the fiscal year ended February 28, 1997 to each of the executive officers named in the preceding summary compensation table.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                          POTENTIAL
                                                                       REALIZED VALUE
                                                                         AT ASSUMED
                                                                       ANNUAL RATES OF
                                                                         STOCK PRICE
                                                                        APPRECIATION
                                                                         FOR OPTION
                                     INDIVIDUAL GRANTS                     TERM(1)
                         ------------------------------------------    ---------------
                         NUMBER OF   % OF TOTAL
                         SECURITIES   OPTIONS
                         UNDERLYING  GRANTED TO
                          OPTIONS    EMPLOYEES  EXERCISE
                          GRANTED    IN FISCAL   PRICE   EXPIRATION      5%      10%
NAME                        (#)       YEAR (2)   ($/SH)     DATE         ($)     ($)
----                     ----------  ---------- -------- ----------    ------- -------
Morry F. Rubin..........        0         0        N/A          N/A          0       0
George Rubin............        0         0        N/A          N/A          0       0
Christopher P. Vincze...    7,500(3)    2.1%      7.50   02-06-2007(4)  35,375  89,648
                           20,000(3)    5.7%      7.50   02-06-2007(4)  94,334 239,061
                           10,000(3)    2.8%      7.50   02-06-2007(4)  47,167 119,531
                           ------       ---       ----   ----------    ------- -------
Nicholas J. Malino......   27,500(3)    7.8%      7.50   02-06-2007(4) 129,710 328,709
                           20,000(3)    5.7%      7.50   02-06-2007(4)  94,334 239,061
                           10,000(3)    2.8%      7.50   02-06-2007(4)  47,167 119,531
                           ------       ---       ----   ----------    ------- -------
John J. Goodwin ........        0         0        N/A          N/A          0       0
                           ------       ---       ----   ----------    ------- -------

--------
N/A--not applicable

(1) The potential realizable value of each grant of options assumes that the market price of the Common Stock appreciates in value from the date of grant to the end of the option term at annualized rates of 5% and 10%, respectively, after subtracting out the applicable exercise price.
(2) The "% of Total Options Granted to Employees in Fiscal Year" column is based upon options granted to Company employees only and excludes options granted to non-employees.
(3) The options granted in fiscal 1997 represent replacement options of previous grants.
(4) The options granted to Messrs. Vincze and Malino are in replacement of prior grants which terminated. At the date of grant, the number of options which were exercisable under the original grant became exercisable under the replacement grant with the remaining options vesting at varying dates over two to three years and expire within ten years.

  The following table provides information with respect to each exercise of stock options during the fiscal year ended February 28, 1997 by each of the executive officers in the preceding summary compensation table and the fiscal year-end value of unexercised options.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                  NUMBER OF SECURITIES
                                                       UNDERLYING              VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS              IN-THE-MONEY
                                                      AT FY-END(#)            OPTIONS AT FY-END ($)
                                              ---------------------------- ----------------------------
                          SHARES
                         ACQUIRED
                            ON       VALUE
                         EXERCISE REALIZED(1)
          NAME             (#)        ($)     EXERCISABLE UNEXERCISABLE(1) EXERCISABLE UNEXERCISABLE(1)
          ----           -------- ----------- ----------- ---------------- ----------- ----------------
Morry F. Rubin..........     0           0      161,750             0         701,128            0
George Rubin............     0           0      490,500             0       3,184,625            0
Christopher P. Vincze...     0      28,750       40,000        25,000         123,563       21,750
Nicholas J. Malino......     0           0       36,100        33,400          32,775       28,350
John J. Goodwin.........     0           0            0             0               0            0

--------
(1) The aggregate dollar values in the "Value Realized" and "Value of Unexercised In-the-Money Options at FY-End" columns are calculated by determining the difference between the fair market value of the Common Stock underlying the options (or warrants) and the exercise price of the options (or warrants) at exercise or fiscal year end, respectively. The Company's last sale price at the close of business on February 28, 1997 was $8.25. Stock options and warrants of Aurora converted into Company options and warrants pursuant to the terms of the applicable merger agreement are included above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors is composed of five members, namely, George Rubin, Chairman of the Board, Morry F. Rubin, Chief Executive Officer, Richard L. Pruitt, Vice President, Principal Accounting Officer, Julia S. Heckman, Managing Director with Rodman and Renshaw, Inc.'s Investment Banking Group and Richard S. Greenberg, Esq., a director of the Environmental Management Group at Coopers & Lybrand. The Board of Directors has an Audit Committee and a Compensation Committee consisting of three directors including Morry F. Rubin and outside directors Richard S. Greenberg and Julia S. Heckman. The Audit Committee is responsible, among other things, for approving any transactions between the Company and any of its directors, officers or affiliates. Since August 1995, the Compensation Committee is responsible for setting compensation of the executive officers of the Company and for granting any further options to purchase Common Stock. Prior to August 1995, the Board of Directors had sole responsibility for reviewing and determining the annual salary, bonuses, stock option grants and other compensation of the executive officers of the Company.

  George Rubin and Morry F. Rubin are officers and/or directors of certain subsidiaries of the Company. Morry F. Rubin and George Rubin each receive all of their respective cash compensation through the Company.

  George Rubin is one of two directors of National Diversified Services, Inc. ("National"). During National's fiscal year ended December 31, 1996, no cash compensation was paid to any officer of the Company. During the past fiscal year the Company and its subsidiaries had no business relationship with National.

EMPLOYMENT CONTRACTS AND OTHER COMPENSATION ARRANGEMENTS

  As of June 1997, George Rubin, Morry F. Rubin, Nicholas J. Malino and Christopher P. Vincze receive annual salaries of approximately $300,000, $300,000, $170,000 and $170,000, respectively. Salaries of all executive officers of the Company (9 persons) currently aggregate approximately $1,400,000. The Company has no employment contracts with its executive officers. All salaries and bonuses are at the discretion of the Board of Directors. However, the Company pays annual bonuses of 2 1/2% of pretax profits to each of George Rubin and Morry F. Rubin based upon the prior years operating results and to Christopher P. Vincze and Nicholas J. Malino based upon operating income exclusive of the Company's subsidiary, ATC InSys Technology, Inc. The Company pays John J. Goodwin a bonus based upon a percentage of pretax operating profits of ATC InSys Technology, Inc. The bonuses to be paid to such officers are not pursuant to any written agreements.

  During fiscal year 1990, the Company approved an employee savings plan which allows voluntary contributions by eligible employees into designated investment funds. The Company may, at the discretion of its Board of Directors, make additional contributions on behalf of the plan's participants. No contributions were made by the Company in fiscal years 1995, 1996 and 1997.

  The Company has no other annuity, pension or retirement benefits for its employees. The Company provides life, dental and health insurance, which is available to all full-time employees. The Company has not afforded any of its executive officers any personal benefits, the value of which exceeds 10% of his salary, which are not directly related to job performance or provided generally to all salaried employees.

ATC STOCK OPTION PLANS

  On January 12, 1988, the Board of Directors adopted a Stock Option Plan (the "1988 Plan") which was ratified by stockholders on January 12, 1988. The 1988 Plan covers 200,000 shares of Common Stock and was utilized to strengthen the Company's ability to attract and retain in its employ experienced persons and to attract other persons to become associated with, and/or to maintain their association with, the Company and its subsidiaries in various capacities (e.g. consultants, salespersons) other than that of an employee, by affording such employees and other persons an opportunity to hold a proprietary interest in the Company. The 1988 Plan authorizes the issuance of the options covered thereby as either "Incentive Stock Options" within the meaning of the Internal Revenue Code of 1986, as amended, or as "Non-Statutory Options". While any person is eligible to receive Non-Statutory Options, only employees are eligible to receive an Incentive Stock Option under the provisions of applicable law. The 1988 Plan also provided that no options may be granted after January 11, 1998.

  The 1988 Plan is administered by the Board of Directors, which has the authority to determine the persons to whom options shall be an Incentive Stock Option or a Non-Statutory Option, the number of shares to be covered by each option, the time or times at which options will be granted or may be exercised and the other terms and provisions of the options except that the 1988 Plan prohibits the exercise of an Incentive Stock Option unless the optionee has been continuously employed by the Company from the date of grant to the date of exercise. Accordingly, Incentive Stock Options terminate upon termination of the optionee's employment with the Company for any reason whatsoever. The 1988 Plan also provides that: (i) the exercise price of options granted thereunder shall not be less than 100% (or in the case of an Incentive Stock Option, 110% if the optionee owns 10% or more of the outstanding voting securities of the Company) of the fair market value of such shares on the date of grant, as determined by the Board of Directors, and (ii) no option by its terms may be exercised more than ten years (five years in the case of an Incentive Stock Option, where the optionee owns 10% or more of the outstanding voting securities of the Company) after the date of grant. Any options which are canceled or not exercised within the option period become available for future grants.

  On July 16, 1993, the Company adopted the 1993 Incentive and Non-Qualified Stock Option Plan covering 200,000 shares (the "1993 Plan"). In 1995 the 1993 Plan was amended to increase the number of shares covered to 500,000 shares. In 1996 the 1993 Plan was amended to increase the number of shares covered to 1,000,000 shares. The 1993 Plan provides no options may be granted after July 15, 2003. The 1993 Plan is similar in all respects to the 1988 Stock Option Plan described above.

  On June 29, 1995 the Company adopted a new stock option plan (the "1995 Plan") to replace Aurora's 1987 Stock Option Plan, except that the shares covered by the new plan are limited to 81,750. These options were granted to Morry F. Rubin, in replacement of Aurora options previously held, at an exercise price of $5.32 per share and expire January 2004.

  As of February 28, 1997, the Company had options outstanding to purchase 720,340 shares (under the 1988, 1993 and 1995 Plans and for grants outside of the Plans) at exercise prices ranging from $1.88 per share to $17.00 per share. As of February 28, 1997, options to purchase 457,550 shares of Common Stock were currently exercisable.

                                  SCHEDULE I
                           TO INFORMATION STATEMENT

                INFORMATION CONCERNING THE PURCHASER DESIGNEES

  Tania R. Cochran, age 25, has been an associate at Weiss, Peck & Greer, L.L.C. ("Weiss Peck"), an investment management company that sponsors WPG Corporate Development Associates V, L.P., a Delaware limited partnership, and WPG Corporate Development Associates V (Overseas), L.P., a Cayman Islands exempted limited partnership, since August 1997. Prior to that time, Ms. Cochran was employed as an analyst at J.P. Morgan & Co., Inc. since July 1994. Ms. Cochran is a citizen of the United States of America.

  Nora E. Kerppola, age 33, has been a principal of WPG Private Equity Partners II, L.P., since January 1994. Prior to that time, Ms. Kerppola was employed as a private equity investor at Investor International (U.S.), a subsidiary of Sweden's Wallenberg Group, since 1990. Prior to that time, Ms. Kerppola was an associate in the Investment Banking Department of Credit Suisse First Boston Corporation. Ms. Kerppola serves as a director of Dollar Financial Group and Powell Plan Farms, Inc. Ms. Kerppola is a citizen of Finland.

  Wesley W. Lang, age 40, has been a principal of Weiss Peck since 1985. Prior to joining Weiss Peck, Mr. Lang was employed by Manufacturers Hanover Trust Company, where he specialized in acquisition financing. He serves as a director of Chyron Corporation, Color Associates, Inc., Dollar Financial Group, Meridian Aggregates Company, Powell Plant Farms, Inc. and Tire Kingdom, Inc. Mr. Lang is a citizen of the United States of America.